CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements about expected events and the financial and operating performance of Ballard Power Systems Inc. (“Ballard”, “the Company”, “we”, “us” or “our”). Forward-looking statements include any statements that do not refer to historical facts. Forward-looking statements are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Exchange Act of 1934, as amended. Words such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. Such statements include, but are not limited to, statements with respect to our objectives, goals, liquidity, sources and uses of capital, including statements that describe any anticipated offering of securities under our Shelf Prospectus and Registration Statement or the filing of a Prospectus supplement, outlook including our estimated revenue and gross margins, cash flow from operations, Cash Operating Costs, EBITDA and Adjusted EBITDA (see Supplemental Non-GAAP Measures and Reconciliations), strategy, order backlog, order book of expected deliveries, future product roadmap costs and selling prices, future product sales, future production capacities and volumes, the markets for our products, expenses / costs, contributions and cash requirements to and from joint venture operations and research and development activities, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict. In particular, these forward-looking statements are based on certain factors and assumptions relating to our expectations with respect to new and existing customer and partner relationships, the generation of new sales, producing, delivering, and selling the expected product and service volumes at the expected prices and controlling our costs. They are also based on a variety of general factors and assumptions including, but not limited to, our expectations regarding technology and product development efforts, manufacturing capacity and cost, product and service pricing, market demand, and the availability and prices of raw materials, labour, and supplies. These assumptions have been derived from information available to the Company including information obtained by the Company from third parties. These assumptions may prove to be incorrect in whole or in part. In addition, actual results may differ materially from those expressed, implied, or forecasted in such forward-looking statements. Factors that could cause our actual results or outcomes to differ materially from the results expressed, implied or forecasted in such forward-looking statements include, but are not limited to: challenges or delays in our technology and product development activities; changes in the availability or price of raw materials, labour, supplies and shipping; costs of integration, and the integration failing to achieve the expected benefits of the transaction; our ability to attract and retain business partners, suppliers, employees and customers; our ability to extract value from joint venture operations; global economic trends and geopolitical risks (such as conflicts in Ukraine and the Middle East), including changes in the rates of investment, inflation or economic growth in our key markets, or an escalation of trade tensions such as those between the U.S. and China; investment in hydrogen fueling infrastructure and competitive pricing of hydrogen fuel; the relative strength of the value proposition that we offer our customers with our products or services; changes in competitive technologies, including internal combustion engine, battery and fuel cell technologies; challenges or delays in our technology and product development activities; changes in our customers’ requirements, the competitive environment and/or related market conditions; product safety, liability or warranty issues; warranty claims, product performance guarantees, or indemnification claims; changes in product or service pricing or cost; market developments or customer actions that may affect levels of demand and/or the financial performance of the major industries, regions and customers we serve, such as secular, cyclical and competitive pressures in the bus, truck, rail, marine and stationary sectors; the rate of mass adoption of our products or related ecosystem, including the availability of cost-effective hydrogen; cybersecurity threats; our ability to protect our intellectual property; climate risk; changing government or environmental regulations, including subsidies or incentives associated with the adoption of clean energy products, including hydrogen and fuel cells; currency fluctuations, including the magnitude of the rate of change of the Canadian dollar versus the U.S. dollar; our access to funding and our ability to provide the capital required for product development, operations and marketing efforts, working capital requirements, and joint venture capital contributions; changes in U.S. tax laws and tax status related to “passive foreign investment company” designation; the severity, magnitude and duration of the on-going COVID-19 pandemic, including impacts of the pandemic and of businesses’ and governments’ responses to the pandemic on our operations, personnel and joint venture operations, and on commercial activity and demand across our and our customers’, partners’ and joint venture businesses, and on global supply chains; potential merger and acquisition activities, including risks related to integration, loss of key personnel and disruptions to operations; and the general assumption that none of the risks identified in the Risks and Uncertainties section of this document or in our most recent Annual Information Form will materialize. Readers should not place undue reliance on Ballard's forward-looking statements. The forward-looking statements contained in this document speak only as of the date of this Management Discussion and Analysis (“MD&A”). Except as required by applicable legislation, Ballard does not undertake any obligation to release publicly any updates or revisions to these forward-looking statements to reflect events or circumstances after the date of this MD&A including the occurrence of unanticipated events.

MANAGEMENT’S DISCUSSION AND ANALYSIS
May 6, 2024

Section	Description
1. Introduction	1.1 Preparation of the MD&A 1.2 Disclosure Controls and Procedures and Internal Controls over Financial Reporting 1.3 Risks and Uncertainties
2. Core Strategy and Business	2.1 Core Business 2.2 Strategic Imperatives
3. 2024 Business Outlook	3.1 2024 Business Outlook
4. Recent Developments (Including Contractual Updates)	4.1 Corporate 4.2 Europe 4.3 North America and Rest of World 4.4 China
5. Results of Operations
5.1 Operating Segments
5.2 Summary of Key Financial Metrics –
Three months ended March 31, 2024
5.3 Operating Expenses and Other Items –
Three months ended March 31, 2024
5.4 Summary of Quarterly Results

6. Cash Flow, Liquidity and Capital Resources
6.1 Summary of Cash Flows
6.2 Cash Provided by (Used by) Operating Activities
6.3 Cash Provided by (Used by) Investing Activities
6.4 Cash Provided by (Used by) Financing Activities
6.5 Liquidity and Capital Resources

7. Other Financial Matters	7.1 Off Balance Sheet Arrangements and Contractual Obligations 7.2 Related Party Transactions 7.3 Outstanding Share and Equity Information
8. Use of Proceeds	8.1 Reconciliation of Use of Proceeds from Previous Financings
9. Accounting Matters	9.1 Overview 9.2 Critical Judgments in Applying Accounting Policies 9.3 Key Sources of Estimation Uncertainty 9.4 Recently Adopted Accounting Policy Changes 9.5 Future Accounting Policy Changes
10. Supplemental Non-GAAP Measures and Reconciliations	10.1 Overview 10.2 Cash Operating Costs 10.3 EBITDA and Adjusted EBITDA

1. INTRODUCTION
1.1 Preparation of the MD&A
This discussion and analysis of financial condition and results of operations of Ballard Power Systems Inc. (“Ballard”, “the Company”, “we”, “us” or “our”) is prepared as of May 6, 2024 and should be read in conjunction with our unaudited condensed consolidated interim financial statements and accompanying notes for the three months ended March 31, 2024 and our audited consolidated financial statements and accompanying notes for the year ended December 31, 2023. The results reported herein are presented in U.S. dollars unless otherwise stated and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Additional information relating to the Company, including our Annual Information Form, is filed with Canadian (www.sedarplus.ca) and U.S. (www.sec.gov) securities regulatory authorities and is also available on our website at www.ballard.com.
1.2 Disclosure Controls and Procedures and Internal Controls over Financial Reporting
Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosures. We have also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. During the three months ended March 31, 2024, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Our design of disclosure controls and procedures and internal controls over financial reporting includes controls, policies and procedures covering our subsidiaries including Ballard Power Systems Europe A/S, Ballard Fuel Cell Systems Inc., and Guangzhou Ballard Power Systems Co., Ltd.
1.3 Risks and Uncertainties
An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described in our Annual Information Form. The risks and uncertainties described in our Annual Information Form are not the only ones that we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of the risks and uncertainties which apply to our business and our operating results, please see our Annual Information Form and other filings with Canadian (www.sedarplus.ca) and U.S. (www.sec.gov) securities regulatory authorities.
2. CORE BUSINESS AND STRATEGY
2.1 Core Business
At Ballard, our vision is to deliver fuel cell power for a sustainable planet. We are recognized as a world leader in proton exchange membrane (“PEM”) fuel cell power system development and commercialization.

Our principal business is the design, development, manufacture, sale and service of PEM fuel cell products for a variety of applications, focusing on power products for bus, truck, rail, marine, stationary and emerging market (material handling, off-road and other) applications, as well as the delivery of services, including technology solutions, after sales services and training.
A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The hydrogen fuel can be obtained from natural gas, kerosene, methanol, ammonia, or other hydrocarbon fuels, or from water through electrolysis. Ballard’s PEM fuel cell products are typically designed to feature high fuel efficiency, relatively low operating temperature, high durability, low noise and vibration, compact size, quick response to changes in electrical demand, and modular design. Embedded in each Ballard fuel cell product lies a stack of unit cells designed with our proprietary PEM fuel cell technology. This technology includes membrane electrode assemblies, catalysts, plates, and other key components, and draw on intellectual property from our patent portfolio, together with our extensive experience and know-how, in key areas of PEM fuel cell stack design, operation, production processes and systems integration.
We are based in Canada, with head office, research, technology and product development, engineering services, testing, manufacturing and after-sale service facilities in Burnaby, British Columbia. We also have sales, assembly, research and development, certain engineering services and after-sale service facilities in Hobro, Denmark, a module assembly facility in Bend, Oregon, and a sales, quality, supply chain, and after-sales service office in Guangzhou, Guangdong Province, China.
We also have a non-controlling, 49% interest in Weichai Ballard Hy-Energy Technologies Co., Ltd. (“Weichai Ballard JV”), located in Weifang, Shandong Province, China. Weichai Ballard JV’s business is to manufacture certain fuel cell products utilizing Ballard’s LCS fuel cell stack and LCS-based power modules for bus, commercial truck, and forklift applications with certain exclusive rights in China.
Furthermore, we have certain non-controlling and non-equity accounted investments: (i) a 3% equity interest in Quantron AG (“Quantron”), a global electric vehicle integrator and an emerging specialty OEM, to accelerate fuel cell truck adoption; (ii) a 6.7% equity interest in Wisdom Group Holdings Ltd. (“Wisdom”), a Cayman Island holding company with operating subsidiaries whose business includes the design and manufacture of vehicles, including zero emission fuel cell electric buses, trucks, and battery-electric vehicles; and (iii) a 7.3% equity interest in Forsee Power SA (“Forsee Power”), a French company specializing in the design, development, manufacture, commercialization, and financing of smart battery systems for sustainable electric transport. We have also invested in two hydrogen infrastructure and growth equity funds: (i) a 10.4% interest in the HyCap Fund I SCSP (“HyCap”), a special limited partnership registered in Luxembourg; and (ii) a 1.5% interest in Clean H2 Infra Fund (“Clean H2”), a special limited partnership registered in France.
During the first quarter of 2024, we invested in a decarbonization and climate technology and growth equity fund by acquiring a 2% interest in Templewater Decarbonization I, L.P., a limited partnership registered in Cayman Islands, for an initial investment of $0.5 million on a total commitment of $1.0 million.

2.2 Strategic Imperatives
We strive to build value for our shareholders by developing, manufacturing, selling, and servicing zero-emission, industry-leading PEM fuel cell technology products and services to meet the needs of our customers in target markets. More specifically, our business plan is to leverage our core competencies of PEM fuel cell stack technology and engine development and manufacturing, our investments in advanced manufacturing and production capacity, and our product portfolio by marketing our products and services across select large and attractive addressable market applications and select geographic regions.
We typically select our target market applications based on use cases where the comparative user value proposition for PEM fuel cells powered by hydrogen are strongest – such as where operators value low emission vehicles that require high utilization, long driving range, heavy payload, fast refueling, and similar user experiences to legacy diesel vehicles – and where the barriers to entry for hydrogen refueling infrastructure are lowest – such as use cases where fuel cell vehicles typically return to a depot or hydrogen hub for centralized refueling and don’t require a distributed hydrogen refueling network. Our current target markets include certain medium- and heavy-duty mobility applications for bus, truck, rail, and marine, along with certain off-road mobility and stationary power applications.
We select our target geographic markets based on a variety of factors, including addressable market sizes of the target market applications in the geographic markets, historic deployments and expected market adoption rates for hydrogen and fuel cells, supportive government policies, existing and potential partner, customer, and end user relationships, and competitive dynamics. Our current target markets are the geographic regions of Europe, North America, and China.
While we recognize addressing multiple market applications and geographic markets in parallel increases our near-term cost structure and investments, we believe offering the same core PEM fuel cell technologies and substantially similar derivative PEM fuel cell products across multiple mobility and power market applications and select geographic regions will significantly expand and strengthen our long-term business prospects by increasing volume scaling in our operations, enabling lower product and production costs for the benefit of all markets, improving our competitive positioning and market share, enabling richly diversified revenue streams and profit pools, and improving our return on investment in our technology and product development programs and our investments in manufacturing.
Our strategy is built on four key themes:
•Double down in the fuel cell stack & module: invest in leading PEM fuel cell technology and products to provide leading value to our customers and end users on a total cost of ownership basis;
•Accelerate market development: deepen and create new partnerships to accelerate hydrogen and fuel cell market adoption and grow volumes for product sales;
•Win in key regions: prioritize investments in North America and Europe, and monitor China before materially deepening our investment in China; and

•Here for Life: deliver a compelling environmental, social and governance (“ESG”) proposition for our stakeholders.
In 2020 and 2021, we materially strengthened our financial position through equity financings, thereby providing additional flexibility to fund our growth strategy. Following these financings, given strong indicators of long-term market adoption of hydrogen and zero-emission mobility, given growing customer interest in our fuel cell products, given a growing opportunity set, and given an increasingly competitive environment, we strategically decided to significantly increase and accelerate our investments ahead of the adoption curve. As a result, over the past three years, we increased and accelerated our investments in technology and product innovation, product cost reduction, production capacity expansion and localization, strategic pricing for select customer demonstration programs, and customer experience. Our increased investments include: next generation products and technology, including our proprietary membrane electrode assemblies (“MEAs”), bipolar plates, stacks, and modules; advanced manufacturing processes, technologies, equipment, and production capacity expansion activities primarily in Canada, Europe and the United States; and technology and product cost reduction.
Given challenging and dynamic macroeconomic and geopolitical conditions, given continued delays in hydrogen and fuel cell market adoption, and given changes in investor sentiment towards pre-profitability clean energy companies with long-duration investment horizons, we sharpened our focus in 2023 to protect our balance sheet. While we continue to invest against our long-term strategy, we rationalized our product portfolio, reduced the number of active product development programs, dropped new corporate development investments, and discontinued certain legacy products and non-core activities, including Ballard Motive Solutions in the U.K. We also suspended our proposed $130 million investment for the localization of a new MEA production facility in China.
3. 2024 BUSINESS OUTLOOK
3.1    2024 Business Outlook
Consistent with the Company’s past practice, and in view of the early stage of hydrogen fuel cell market development and adoption, we are not providing specific revenue or net income (loss) guidance for 2024. In 2024, we continue our plan to invest in next generation products, advanced manufacturing, and production capacity expansion. We also continue to expect revenue in 2024 to be back-half weighted, with roughly 30% in the first half and 70% in the second half, similar to 2023. Our 2024 outlook continue to include:
•Total Operating Expenses: 2024 outlook range of $145 million to $165 million – We continue to expect total Operating Expenses (excluding discontinued operations) for fiscal 2024 to be between $145 million and $165 million (including $37.1 million expensed in the first quarter of 2024; compared to $141.1 million in fiscal 2023) as we continue to invest in research and product development across our markets, including rationalization of our product portfolio, accelerating product cost reduction initiatives, and increased investment to accelerate development of our next-generation core products including MEAs, plates, stacks, and modules.

•Capital Expenditures: 2024 outlook range of $50 million to $70 million – We continue to expect total Capital Expenditures (being additions to property, plant and equipment and investment in other intangible assets) for fiscal 2024 to be between $50 million and $70 million (including $7.5 million expended in the first quarter of 2024; compared to $41.4 million in fiscal 2023) as we continue to expand our production manufacturing capacity in support of our ‘local for local’ strategy, including planned investments in testing, advanced manufacturing and production.
Our expectations for 2024 are in part supported by our 12-month Order Book of approximately $79.7 million which is derived from our Order Backlog of approximately $180.5 million as of March 31, 2024. Our Order Backlog represents the estimated aggregate value of orders at a given time for which customers have made contractual commitments and our 12-month Order Book represents the aggregate expected value of that portion of the Order Backlog that the Company expects to deliver in the subsequent 12-month period.
Our expectations are based on our internal forecast which reflects an assessment of overall business conditions and takes into account actual sales, operating expenses, capital expenditures, and financial results in the first four months of 2024; sales orders received for units and services expected to be delivered in the remainder of 2024; purchase and cost commitments currently in existence for fiscal 2024; an estimate with respect to the generation of new sales and the timing of deliveries in each of our markets for the balance of 2024; an estimate of purchase and cost commitments to be generated in each of our locations for the balance of 2024; and assumes an average U.S. dollar exchange rate in the mid $0.70’s in relation to the Canadian dollar for 2024.
The primary risk factors to our business expectations for 2024 are customer, production, or program delays or cancellations in delivering against existing power products and technology solutions orders and delays from forecast in terms of closing and delivering expected sales; adverse macro-economic and political conditions including trade and other geopolitical risks; changes in government subsidy and incentive programs; inadequate investment in hydrogen infrastructure and / or excessive hydrogen fuel costs, all of which could negatively impact our customers’ access to capital and the success of their program plans which could adversely impact our business including potential changes, delays or accelerations in our expected operating and capital equipment requirements; disruptions due to delays of supply of key materials and components from third party suppliers; disruptions as a result of our reliance on a limited number of technology service customers including Weichai Ballard JV, which are reliant on their internal commercialization plans and budget requirements; disruptions as a result of delays in achieving technology solutions program milestones; disruptions as a result of our reliance on a limited number of customers and certain of those customer’s internal development and commercialization plans and financial liquidity; and fluctuations in the Canadian dollar relative to the U.S. dollar, as a significant portion of our operating expense commitments and capital expenditure commitments are priced in Canadian dollars.
In addition to hydrogen and fuel cell commercialization and market adoption risks, certain customers, partners and suppliers are in their early stage of business development, and are subject to significant corporate, product development, and financial risks, including risks on their development programs, commercialization plans, financing plans and liquidity. If customers, partners or suppliers experience any failures or delays in their plans or experience any liquidity or solvency challenges, our business may be materially adversely impacted.
Our Order Backlog and our 12-month Order Book are currently comprised of a relatively limited number of contracts and a relatively limited number of customers. Given the relative immaturity of our industry and customer deployment programs, our Order Backlog and 12-month Order Book are potentially vulnerable to risk of cancellation, deferral or non-performance by our customers for a variety of reasons, including: risks related to continued customer commitment to a fuel cell program; risks related to customer liquidity; credit risks; risks related to changes, reductions or eliminations in government policies, subsidies and incentives; risks related to macro-economic and political conditions including trade, public health, and other geopolitical risks; risks related to slower market adoption; risks related to vehicle integration challenges; risks related to the development of effective hydrogen refueling infrastructure; risks related to the ability of our products to meet evolving market requirements; and supplier-related risks. Certain of our customer supply agreements are also subject to certain conditions or risks, including achievement of certain product performance milestones, completion of product development programs, or customer cancellation provisions, and it is likely that some future supply agreements will also be subject to similar conditions and risks. There can be no assurance that we will achieve or satisfy such conditions or that customers will not cancel their orders. In addition, our supply agreements may include various pricing structures or reduced pricing tiers based on various factors, including volumes and the timing of deliveries.  In setting these reduced pricing tiers, we may assume certain future product cost reductions which are subject to execution risk, including future commodity costs, supply chain costs, and production costs, and we may not be successful in achieving the planned cost reductions. In such circumstances, these agreements may become future onerous contracts if our gross margins become negative and the value of carried inventory to support product delivery under such contracts may also be adversely impacted.
Furthermore, potential fluctuations in our financial results make financial forecasting difficult. In addition, due to the early stage of development of the market for hydrogen fuel cell products, it is difficult to accurately predict future revenues, operating expenses, cash flows, or results of operations on a quarterly basis. The Company’s revenues, operating expenses, cash flows, and other operating results can vary significantly from quarter to quarter. As a result, quarter-to-quarter comparisons of revenues, operating expenses, cash flows, and other operating results may not be meaningful; instead, we believe our operating performance should be assessed over a number of quarters and years. It is likely that in one or more future quarters, financial results will fall below the expectations of securities analysts and investors and the trading price of the Company's shares may be materially and adversely affected.
4.RECENT DEVELOPMENTS (Including Contractual Updates)
4.1     Corporate
Ballard announces $54 million of additional funding support, bringing total U.S. federal funding to $94 million for Ballard’s fuel cell Gigafactory in Texas

On April 1, 2024, we announced that we have been awarded up to $54 million of investment tax credits from the U.S. Internal Revenue Service as part of the Qualifying Advanced Energy Project Tax Credit (48C), funded by the Inflation Reduction Act (IRA). The 48C program, which provides 30% investment tax credits for selected clean energy manufacturing projects, is designed to support secure and resilient domestic clean energy supply chains. Ballard plans to use the expected $54 million in tax credits to support the build-out of a new fuel cell Gigafactory in Rockwall, Texas.
Ballard Rockwall Giga 1 is planned to be located on a parcel of 22 acres of industrial land within the Rockwall Technology Park in Rockwall, Texas. In Phase I, Ballard plans to invest approximately $110 million, pending definitive project scoping, vendor quotations, and other variables, (net of the $40 million in expected DOE grants and the $54 million in expected 48C tax credits) from 2024 through the end of 2027 to build and commission a new manufacturing facility with annual production capacity of 8 million membrane electrode assemblies (MEAs), 8 million bipolar plates, 20,000 fuel cell stacks, and up to 20,000 fuel cell engines per year, or the equivalent of 3 gigawatts of fuel cells.
The facility represents the next stage of Ballard’s ‘local for local’ and advanced manufacturing strategy. Ballard expects to make a final investment decision on this facility later in 2024, pending completion of customary conditions, including necessary approvals and definitive documentation.
The land acquisition rights and facility design provide Ballard with optionality for additional future phases at the Rockwall site. Future phases are expected to further increase production scaling and capacity expansion with much lower capital requirements.
Ballard announces $40 million in DOE grants to support build-out of world-class integrated fuel cell production Gigafactory in Rockwall, Texas
On March 14, 2024, we announced that we received notification from the Hydrogen and Fuel Cell Technologies Office within the U.S. Department of Energy (DOE) that Ballard’s applications for two grants totaling $40 million under the Clean Hydrogen Electrolysis, Manufacturing, and Recycling Program have been selected and recommended for negotiation of financial awards. The grants will support Ballard’s construction and build out of the Rockwall Gigafactory.
The $40 million in total DOE grants comprise a $30 million grant relating to advanced proton exchange membrane (PEM) MEAs and automated stack assembly, with the additional $10 million grant relating to a next-generation flexible graphite bipolar plate manufacturing line. The grants have been awarded by the U.S. DOE’s Hydrogen and Fuel Cell Technologies Office to implement provisions of the Bipartisan Infrastructure Law, providing for the award of $750 million for Clean Hydrogen Electrolysis, Manufacturing, and Recycling. Ballard has also applied for additional funding under other U.S. government funding programs.
Ballard has also received considerable support from the Rockwall Economic Development Corporation (REDC), which owns and manages the Rockwall Technology Park. The REDC has provided an attractive mix of land, financial, fee and permit incentives for the facility, while assisting in the planning and approval process. The facility will also benefit from its proximity to the Gulf Coast hydrogen hub.

4.2     Europe
Ballard announces orders for 70 hydrogen fuel cell engines for delivery to Wrightbus in 2024
On April 16, 2024, we announced multiple purchase orders totaling 70 FCmove®-HD hydrogen fuel cell engines from our customer Wrightbus, a UK-based bus manufacturer deploying hydrogen-powered buses in the UK and Europe. We expects delivery of the fuel cell engines to occur in 2024, and the buses to enter into service in 2025. The hydrogen fuel cell engines are expected to power single- and double-decker buses in the UK and Germany.

Ballard announces largest order in company history - 1,000 engines to power Solaris buses across Europe
On April 1, 2024, we announced the signing of a Long Term Supply Agreement (“LTSA”) with Solaris Bus & Coach sp. z o.o. (“Solaris”), a leading European bus manufacturer, for the supply of 1,000 hydrogen fuel cell engines through 2027 for the European transit bus market.
The LTSA consolidates existing orders for approximately 300 fuel cell engines, while adding after-market and extended warranty services to such existing orders, with a new supply commitment for an incremental approximately 700 fuel cell engines and related after-market extended warranty services. This consolidated order represents the largest order of fuel cell engines in Ballard’s history and marks a significant step forward in the relationship with Solaris. The 1,000 units will be made up of approximately 80% FCmove®-HD 70 kW and 20% FCmove®-HD+ 100 kW engines to address both the 12-metre and 18-metre bus markets, with delivery starting in 2024 and running through the end of 2027.
These engines are expected to be deployed in buses across Europe where Solaris buses powered by Ballard fuel cell engines currently operate in over 22 European cities. Supported by policy tailwinds and regulations to decarbonize public urban transport fleets, the transition to zero emission city buses has accelerated in recent years as the value proposition of hydrogen fuel cells are increasingly understood – zero emissions, quick refueling, and long range, without impact to performance or duty cycle.
15 MW order for stationary power products in Europe
On March 5, 2024, we announced an order for 15 megawatts (MW) of fuel cell systems from a UK-based company specializing in renewable off-grid power generation. We expect to deliver 150 FCmove®-HD+ 100 kW systems beginning in late 2024 and continuing through 2025.
The current order of 15 MW of fuel cell systems follows prior cumulative orders for roughly 5 MW of fuel cell systems from this customer. The purchase order is the first order under a new multi-year supply agreement. The agreement also provides the customer an option to purchase up to an additional 296 systems by March 2026, which, if fully exercised, would bring the total number of systems ordered to 446.
4.3     North America and Rest of World

Long-Term Supply Agreement with NFI Group and purchase order for 100 fuel cell engines for bus deployments in North America
On January 3, 2024, we announced the signing of a new Long-Term Supply Agreement (“LTSA”) with NFI Group Inc. (“NFI”), a leading independent bus and coach manufacturer and a leader in electric mass mobility solutions in North America and Europe. The agreement marks a new phase in the established partnership between Ballard and NFI, focused on deployment-level volumes of fuel cell powered buses across all of NFI’s major brands including New Flyer, Alexander Dennis, and MCI.
As part of the LTSA, NFI has placed its first purchase order under the agreement for a minimum of 100 FCmove®-HD+ modules for planned delivery in 2024. The modules will primarily be produced in Ballard’s Bend, Oregon facility with Buy America compliance, and will power New Flyer’s next generation Xcelsior CHARGE FC™ hydrogen fuel cell buses for deployment across the US and Canada, including California, Manitoba, Nevada, New York, Ohio, and Pennsylvania.
4.4     China
Weichai Power Co., Ltd. and Weichai Ballard Hy-Energy Technologies Co., Ltd.
On November 13, 2018, we announced the closing of a strategic collaboration transaction with Weichai. Ballard’s strategic collaboration with Weichai included:
•Equity Investment – an equity investment in Ballard made by Weichai representing a 19.9% interest in the Company at that time. Weichai currently holds an approximate 15.4% interest in Ballard.
Ballard entered into an investor rights agreement with Weichai under which: (a) so long as Weichai directly or indirectly holds at least 10% of Ballard’s outstanding shares, it has an anti-dilution right entitling it to maintain its percentage ownership in Ballard by subscribing for Common Shares from treasury at the same price as Ballard distributes Common Shares to other investors (to date, Weichai’s anti-dilution rights with respect to all previous offerings of the Company have expired unexercised); (b) for so long as Weichai directly or indirectly holds at least 15% of Ballard’s outstanding Common Shares, it has the right to nominate two directors to Ballard’s board of directors; and (c) if there is a third-party offer to buy Ballard, Weichai has the right to make a superior proposal or otherwise it must vote its Common Shares in accordance with the recommendation of Ballard’s board of directors.
•China Joint Venture and Technology Transfer Agreement – Weichai and Ballard have established a joint venture company in Shandong Province to support China’s Fuel Cell Electric Vehicle market, with Weichai holding a controlling ownership interest of 51% and Ballard holding a 49% ownership position. Weichai Ballard JV was established in the fourth quarter of 2018. During fiscal 2018 through fiscal 2022, Weichai made its committed capital contributions totaling RMB 561.0 million and Ballard made its committed capital contributions totaling RMB 539.0 million (equivalent to $79.4 million). Weichai holds three of five Weichai Ballard JV board seats and Ballard holds two, with Ballard having certain shareholder protection provisions.
The Weichai Ballard JV develops and manufactures fuel cell modules and components including Ballard’s LCS bi-polar plates, fuel cell stacks and FCgen®-LCS-based power modules for bus,

commercial truck, and forklift applications with exclusive rights (subject to certain conditions) in China and is to pay Ballard a total of $90 million under a program to develop and transfer technology to Weichai Ballard JV in order to enable these manufacturing activities. Revenue earned from the $90 million Weichai Ballard JV technology transfer agreement (nil million in the first quarter of 2024; $0.6 million in the first quarter of 2023; $4.9 million in fiscal 2023; $6.0 million in fiscal 2022; $18.2 million in fiscal 2021; $6.0 million in fiscal 2022; $18.2 million in fiscal 2021; $21.2 million in fiscal 2020; $22.5 million in fiscal 2019; $1.2 million in fiscal 2018) is recorded primarily as technology solutions revenues in our Heavy-Duty Mobility Truck market. During the fourth quarter of 2018, we received an initial 10% or $9.0 million prepayment from Weichai Ballard JV for this program with additional amounts paid to us as program milestones are successfully completed. We retain an exclusive right to the developed technologies outside China, subject to certain restrictions on sublicensing outside China. The Weichai Ballard JV will also purchase MEAs for FCgen®-LCS fuel cell stacks exclusively from Ballard under a long-term supply agreement.
•Fuel Cell Sales – On December 16, 2019, we announced the receipt of a purchase order from Weichai Ballard JV for the delivery of MEAs valued at approximately $19 million under a long-term MEA supply agreement. Revenue earned from this agreement (nil million in the first quarter of 2024; $0.3 million in the first quarter of 2023; $2.1 million in fiscal 2023) is recorded primarily as product revenue in our Heavy-Duty Mobility Truck market. As of March 31, 2024, an additional $5.1 million of revenue associated with shipments on this order to Weichai Ballard JV remain unrecognized until these products are ultimately sold by Weichai Ballard JV.
The Weichai Ballard JV operation, located in Weifang, Shandong Province, China, has commenced production activities of LCS bi-polar plates, LCS fuel cell stacks and LCS-based modules to power bus and truck FCEVs for the China market. The Weichai Ballard JV is expected to have annual production capacity of 40,000 fuel cell stacks and 20,000 engines.
5.     RESULTS OF OPERATIONS
5.1     Operating Segments
We report our results in the single operating segment of Fuel Cell Products and Services. For 2023, we have made certain changes in the presentation of revenues by application comprising our Fuel Cell Products and Services operating segment. Our Fuel Cell Products and Services segment consists of the sale of PEM fuel cell products and services for a variety of applications, including Heavy-Duty Mobility (consisting of bus, truck, rail, and marine applications), Stationary Power, and Emerging and Other Markets (consisting of material handling, off-road, and other applications). Revenues from the delivery of Services, including technology solutions, after sales services and training, are included in each of the respective markets.
During the fourth quarter of 2023, we completed a restructuring of operations at Ballard Motive Solutions in the U.K. and effectively closed the operation. As such, the historic operating results (including revenue and operating expenses) of the Ballard Motive Solutions business have been removed from continuing operating results and are instead presented separately in the statement of comprehensive income (loss) as loss from discontinued operations.
5.2     Summary of Key Financial Metrics – Three Months Ended March 31, 2024
Revenue and Gross Margin

(Expressed in thousands of U.S. dollars)	Three months ended March 31,
	2024	2023	$ Change	% Change
Heavy-Duty Mobility	$10,579	$8,636	$1,943	22%
Bus	8,868	2,900	5,968	206%
Truck	1,153	2,362	(1,209)	(51%)
Rail	342	1,715	(1,373)	(80%)
Marine	216	1,659	(1,443)	(87%)
Stationary	3,651	2,466	1,185	48%
Emerging and Other	222	2,141	(1,919)	(90%)
Revenues	$14,452	$13,243	$1,209	9%

Europe	$10,965	$8,340	$2,625	31%
North America	2,131	3,653	(1,522)	(42%)
China	1,148	1,181	(33)	(3%)
Rest of World	208	69	139	201%
Revenues	14,452	13,243	1,209	9%
Cost of goods sold	19,867	18,863	1,004	5%
Gross Margin	$(5,415)	$(5,620)	$205	4%
Gross Margin %	(37%)	(42%)	n/a	5 pts
Fuel Cell Products and Services Revenues of $14.5 million for the first quarter of 2024 increased 9%, or $1.2 million, compared to the first quarter of 2023. The 9% increase was driven by higher Heavy-Duty Mobility and Stationary market revenues, partially offset by lower Emerging and Other and Stationary market revenues. Revenue increases in Europe were partially offset by lower revenues in North America as sales to China and Rest of World were relatively flat.
Heavy-Duty Mobility revenues of $10.6 million in the first quarter of 2024 increased $1.9 million, or 22%, due to higher sales of bus fuel cell products, partially offset by lower sales in the marine, rail, and truck sub-markets. Heavy-Duty Mobility revenues on a quarter-to-quarter basis are impacted by product mix due to varying customer requirements and various fuel cell products, including numerous power configurations required by our customers (and the resulting impact on selling price) of our fuel cell modules, fuel cell stacks, MEAs, and related component and parts kits. Heavy-Duty Mobility revenues of $10.6 million in the first quarter of 2024 includes service revenues of nil million earned on the Weichai Ballard JV technology transfer program; $1.0 million from Weichai Ballard JV for the supply of a mix of certain fuel cell products and components that will be used in the assembly of modules to power zero-emission FCEVs in China; and $9.6 million from a variety of customers in Europe, North America, China, and the rest of the world, primarily for shipments of FCwave™, FCmove™-HD+, FCmove™-HD FCmove™-XD, and FCveloCity®-HD7 fuel cell modules and related components for their respective bus, truck, rail and marine programs.
Heavy-Duty Mobility revenues of $8.6 million in the first quarter of 2023 includes service revenues of $0.6 million earned on the Weichai Ballard JV technology transfer program; $0.4 million from Weichai Ballard

JV for the supply of a mix of certain fuel cell products and components; and $7.6 million from a variety of customers in Europe, North America and China.
Stationary revenues of $3.7 million increased $1.2 million, or 48%, due to higher sales of stationary power generation fuel cell modules, stacks, products and services primarily in Europe and North America. Stationary revenues also include technology solutions program revenues from a variety of customer programs for stationary applications.
Emerging and Other market revenues of $0.2 million decreased ($1.9) million, or (90%), due primarily to lower fuel cell stack shipments for material handling applications and lower sales of fuel cell modules primarily for mining applications.
Fuel Cell Products and Services gross margins were ($5.4) million, or (37%) of revenues, for the first quarter of 2024, compared to ($5.6) million, or (42%) of revenues, for the first quarter of 2023. The negative gross margin in the first quarter of 2024 was driven primarily by the impacts of revenue scaling and manufacturing cost absorption and by a shift to lower overall product margin and service revenue mix including the impacts of pricing strategy, higher fixed overhead costs due primarily to the expansion of manufacturing capacity, and increases in supply costs.
Gross margin in the first quarter of 2024 was negatively impacted by net increases in onerous contract and inventory impairment provision adjustments of ($1.5) million; and positively impacted by net warranty adjustments of $1.8 million. Gross margin in the first quarter of 2023 was negatively impacted by net increases in onerous contract and inventory impairment provisions of ($0.6) million; and negatively impacted by net warranty adjustments of ($0.3) million.
Operating Expenses and Cash Operating Costs

(Expressed in thousands of U.S. dollars)	Three months ended March 31,
	2024	2023	$ Change	% Change
Research and Product Development	$25,308	$24,675	$633	3%
General and Administrative	6,869	5,856	1,013	17%
Sales and Marketing	3,183	3,821	(638)	(17%)
Operating Expenses	$35,360	$34,352	$1,008	3%

Research and Product Development (cash operating cost)	$22,108	$21,859	$249	1%
General and Administrative (cash operating cost)	4,922	5,156	(234)	(5%)
Sales and Marketing (cash operating cost)	2,809	3,522	(713)	(20%)
Cash Operating Costs	$29,839	$30,537	$(698)	(2%)
Cash Operating Costs and its components of Research and Product Development (cash operating cost), General and Administrative (cash operating cost), and Sales and Marketing (cash operating cost) are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See the reconciliation of Cash Operating Costs to GAAP in the Supplemental Non-GAAP Measures and Reconciliations section and the reconciliation of Research and Product Development (cash operating cost), General and Administrative (cash operating cost), and Sales and Marketing (cash operating cost) to GAAP in the Operating Expense section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, impairment losses on trade receivables, restructuring charges, the impact of unrealized gains or losses on foreign exchange contracts, acquisition related costs, and financing charges.
Total Operating Expenses (excluding Other operating expenses) for the first quarter of 2024 were $35.3 million, an increase of $1.0 million, or 3%, compared to the first quarter of 2023. The increase was driven by higher research and product development expenses of $0.6 million and higher general and administrative expenses of $1.0 million, partially offset by lower sales and marketing expenses of ($0.6) million.
Cash Operating Costs (see Supplemental Non-GAAP Measures and Reconciliations) for the first quarter of 2024 were $29.8 million, a decrease of ($0.7) million, or (2%), compared to the first quarter of 2023. The decrease was driven by lower sales and marketing cash operating costs of ($0.7) million and lower general and administrative cash operating costs of ($0.2) million, partially offset by increases in research and product development cash operating costs of $0.2 million.
The (2%) decrease in cash operating costs in 2024 was driven by lower sales and marketing costs due primarily to decreased commercial expenditures and staffing primarily in Europe, and lower general and administrative costs due primarily to lower contractor services, recruiting, and insurance costs. These cost reductions were partially offset by the impact of inflationary wage pressures and include expenditures on technology and product development activities including the design and development of next generation fuel cell stacks and engines for bus, truck, rail, marine and stationary applications, and continuation engineering investment in our existing fuel cell products, including activities related to product cost reduction. Program investment includes expenditures related to our FCmove™-HD+ and FCmove XD fuel cell modules designed for buses and medium and heavy-duty trucks, our FCgen®-HPS High-Power Density Fuel Cell Stack for light-medium-and heavy-duty vehicles, our FCwave™ Fuel Cell Module for marine applications, and on the ongoing improvement of all of our fuel cell products including our high performance fuel cell module, the FCmove™-HD, and our high performance liquid-cooled fuel cell stack, the FCgen®-LCS.
Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Three months ended March 31,
	2024	2023	$ Change	% Change
Adjusted EBITDA	$(36,642)	$(36,852)	$210	1%
    EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation of Adjusted EBITDA to GAAP in the Supplemental Non-GAAP Measures and Reconciliations section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, acquisition related costs, finance and other income, recovery on settlement of contingent consideration, asset impairment charges, and the impact of unrealized gains and losses on foreign exchange contracts.
Adjusted EBITDA (see Supplemental Non-GAAP Measures and Reconciliations) for the first quarter of 2024 was ($36.6) million, compared to ($36.9) million for the first quarter of 2023. The decrease in Adjusted EBITDA loss of $0.2 million was driven primarily by the decrease in gross margin loss of $0.2 million, lower Cash Operating Costs of $0.7 million, and lower restructuring expenses of $0.8 million, partially offset by higher impairment loss on trade receivables of ($1.7) million.
Net Loss from Continuing Operations

(Expressed in thousands of U.S. dollars)	Three months ended March 31,
	2024	2023	$ Change	% Change
Net loss from Continuing Operations	$(41,066)	$(32,388)	$(8,678)	(27)%
Net loss from continuing operations for the first quarter of 2024 was ($41.1) million, or ($0.14) per share, compared to a net loss from continuing operations of ($32.4) million, or ($0.11) per share, in the first quarter of 2023. The ($8.7) million increase in net loss in the first quarter of 2024 was driven primarily by lower finance and other income of ($7.5) million, higher stock-based compensation expense of ($0.6) million, and higher depreciation and amortization expense of ($0.3) million, partially offset by the decrease in Adjusted EBITDA loss of $0.2 million. The ($7.5) million decrease in finance and other income in 2024 compared to 2023 was due to lower investment income of ($0.2) million, higher negative mark to market and foreign exchange impacts of ($5.8) million on our long-term investments including Forsee Power, Wisdom, Quantron, and hydrogen infrastructure and growth equity funds, and by higher foreign exchange losses on net monetary assets of ($1.5) million.
In addition, operating margins, and costs in 2024 were nominally impacted by the marginally negative impact of a stronger Canadian dollar, relative to the U.S. dollar, as compared to 2023. As a significant amount of our net operating costs (primarily labour) are denominated in Canadian dollars, gross margin, operating expenses, Adjusted EBITDA, and net loss are impacted by changes in the Canadian dollar relative to the U.S. dollar. A $0.01 decrease in the Canadian dollar, relative to the U.S. dollar, positively impacts annual operating margins and costs by approximately $1.2 million.
Net Loss from Discontinued Operations

(Expressed in thousands of U.S. dollars)	Three months ended March 31,
	2024	2023	$ Change	% Change
Revenues	$—	$102	$(102)	(100%)
Cost of goods sold	—	33	(33)	(100%)
Gross margin	—	69	(69)	(100%)
Operating expenses	(234)	(1,685)	1,451	86%
Finance and other (income) loss	8	86	(78)	(77%)
Net loss from discontinued operations	$(226)	$(1,530)	$1,304	85%
Net loss from discontinued operations for the first quarter of 2024 was ($0.2) million, or ($0.00) per share, compared to ($1.5) million, or ($0.01) per share, in the first quarter of 2023.
During the fourth quarter of 2023, we completed a restructuring of operations at Ballard Motive Solutions in the U.K. and effectively closed the operation. As such, the historic operating results of the Ballard Motive Solutions business have been removed from continuing operating results and are instead presented separately in the statement of comprehensive income (loss) as loss from discontinued operations.
5.4     Operating Expenses and Other Items – Three Months ended March 31, 2024
Research and product development expenses

(Expressed in thousands of U.S. dollars)	Three months ended March 31,
Research and product development	2024	2023	$ Change	% Change
Research and product development expense	$25,308	$24,675	$633	3%
Less: Depreciation and amortization expense	$(1,805)	$(1,611)	$(194)	(12)%
Less: Stock-based compensation expense	$(1,395)	$(1,205)	$(190)	(16)%
Research and Product Development (cash operating cost)	$22,108	$21,859	$249	1%
Research and Product Development (cash operating cost) is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Research and Product Development (cash operating cost) adjusts Research and product development expense for depreciation and amortization expense and stock-based compensation expense. See the reconciliation of the adjustments to Research and product development expense in the table above.
Research and product development expenses for the three months ended March 31, 2024, were $25.3 million, an increase of $0.6 million, or 3%, compared to the corresponding period of 2023. Excluding depreciation and amortization expense and stock-based compensation expense, research, and product development cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) were $22.1 million in the first quarter of 2024, an increase of $0.2 million, or 1%, compared to the fourth quarter of 2023.

The nominal $0.2 million, or 1%, increase in research and development cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) in the first quarter of 2024, as compared to the first quarter of 2023, was driven primarily by the impact of inflationary wage pressures, and include expenditures on technology and product development activities including the design and development of next generation fuel cell stacks and engines for bus, truck, rail, marine and stationary applications, and continuation engineering investment in our existing fuel cell products, including activities related to product cost reduction. Program investment includes expenditures related to our FCmove™-HD+ and FCmove XD fuel cell modules designed for buses and medium and heavy-duty trucks, our FCgen®-HPS High-Power Density Fuel Cell Stack for light-medium-and heavy-duty vehicles, our FCwave™ Fuel Cell Module for marine applications, and on the ongoing improvement of all of our fuel cell products including our high performance fuel cell module, the FCmove™-HD, and our high performance liquid-cooled fuel cell stack, the FCgen®-LCS.
Depreciation and amortization expense included in research and product development expense for the three months ended March 31, 2024 was $1.8 million, compared to $1.6 million for the corresponding period of 2023. Depreciation and amortization expense relate primarily to amortization expense on our intangible assets and depreciation expense on our research and product development facilities and equipment.
Stock-based compensation expense included in research and product development expense for the three months ended March 31, 2024 was $1.4 million, compared to $1.2 million for the corresponding period of 2023. The increase in 2024 was due primarily to new equity awards granted to a wider employee base and to help retain key personnel.
General and administrative expenses

(Expressed in thousands of U.S. dollars)	Three months ended March 31,
General and administrative	2024	2023	$ Change	% Change
General and administrative expense	$6,869	$5,856	$1,013	17%
Less: Depreciation and amortization expense	$(430)	$(449)	$19	4%
Less: Stock-based compensation expense	$(1,032)	$(741)	$(291)	(39)%
Add: Impact of unrealized gains (losses) on foreign exchange contracts	$(485)	$490	$(975)	(199)%
General and Administrative (cash operating cost)	$4,922	$5,156	$(234)	(5)%
General and Administrative (cash operating cost) is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. General and Administrative (cash operating cost) adjusts General and administrative expense for depreciation and amortization expense, stock-based compensation expense and the impact of unrealized gains or losses on foreign exchange contracts. See the reconciliation of the adjustments to General and administrative expense in the table above.
General and administrative expenses for the three months ended March 31, 2024, were $6.9 million, an increase of $1.0 million, or 17%, compared to the corresponding period of 2023. Excluding depreciation and amortization expense, stock-based compensation expense, and the impact of unrealized gains (losses) on foreign exchange contracts, general and administrative cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) were $4.9 million in the first quarter of 2024, a decrease of ($0.2) million, or (5%), compared to the first quarter of 2023.
The ($0.2) million, or (5%), decrease in general and administrative cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) in the first quarter of 2024, as compared to the first quarter of 2023, was due primarily to lower contractor services, recruiting, and insurance costs, partially offset by the impact of inflationary wage pressures.
Depreciation and amortization expense included in general and administrative expense for the three months ended March 31, 2024 was $0.4 million, relatively consistent with the corresponding periods of

2023. Depreciation and amortization expense relate primarily to our office and information technology intangible assets including our ongoing investment in our ERP system.
Stock-based compensation expense included in general and administrative expense for the three months ended March 31, 2024, was $1.0 million, compared to $0.7 million for the corresponding period of 2023. The increase in 2024 was due primarily to new equity awards granted to a wider employee base and to help retain key personnel.
The impact of unrealized gains (losses) on foreign exchange contracts included in general and administrative expense for the three months ended March 31, 2024, was ($0.5) million, compared to $0.5 million for the corresponding period of 2023. We use forward foreign exchange contracts to help manage our exposure to currency rate fluctuations. We record these contracts at their fair value as of the balance sheet date as either assets or liabilities with any changes in fair value in the period recorded in profit or loss (general and administrative expense) as these contracts are not designated or qualified under hedge accounting criteria.
Sales and marketing expenses

(Expressed in thousands of U.S. dollars)	Three months ended March 31,
Sales and marketing	2024	2023	$ Change	% Change
Sales and marketing expense	$3,183	$3,821	$(638)	(17)%
Less: Depreciation and amortization expense	$(1)	$(2)	$1	50%
Less: Stock-based compensation expense	$(373)	$(297)	$(76)	(26)%
Sales and Marketing (cash operating cost)	$2,809	$3,522	$(713)	(20)%
Sales and Marketing (cash operating cost) is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Sales and Marketing (cash operating cost) adjusts Sales and marketing expense for depreciation and amortization expense and stock-based compensation expense. See the reconciliation of the adjustments to Sales and marketing expense in the table above.
Sales and marketing expenses for the three months ended March 31, 2024, were $3.2 million, a decrease of ($0.6) million, or (17%), compared to the corresponding period of 2023. Excluding stock-based compensation expense, sales and marketing cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) was $2.8 million in the first quarter of 2024, a decrease of ($0.7) million, or (20%), compared to the first quarter of 2023.
The ($0.7) million, or (20%), decrease in general and administrative cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) in the first quarter year of 2024, as compared to the first quarter 2023, was due primarily to decreased commercial expenditures and staffing primarily in Europe.
Stock-based compensation expense included in sales and marketing expense for the three months ended March 31, 2024 was $0.4 million, relatively consistent with the corresponding period of 2023.

Other operating expenses for the three months ended March 31, 2024 was $1.7 million, compared to $1.5 million, for the corresponding period of 2023. The following table provides a breakdown of other operating expense for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended March 31,
	2024	2023	$ Change	% Change
Impairment loss on trade receivables	$1,670	$—	$1,670	100%
Restructuring and related costs (recovery)	30	822	(792)	(96)%
Acquisition related costs	—	658	(658)	(100)%
Other expenses (recovery)	$1,700	$1,480	$220	15%
Impairment loss (recovery) on trade receivables for the three months ended March 31, 2024 were $1.7 million, compared to nominal amounts in 2023. If we recover on an impaired trade receivable through legal or other means, the recovered amount is recognized in the period of recovery as a reversal of the impairment loss.
Restructuring and related costs (recovery) for the three months ended March 31, 2024 were nominal, compared to $0.8 million for corresponding period of 2023, and consist of certain cost cutting measures and related personnel change costs.
Acquisition related costs for the three months ended March 31, 2024 were nominal, compared to $0.7 million for the corresponding period of 2023, and consist primarily of legal, advisory, and transaction related costs incurred due to corporate development activities.
Finance income (loss) and other for the three months ended March 31, 2024 was $2.7 million, compared to $10.2 million for the corresponding period of 2023. The following table provides a breakdown of finance and other income (loss) for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended March 31,
	2024	2023	$ Change	% Change
Employee future benefit plan expense	$(1)	$(22)	$21	95%
Investment and other income (loss)	10,304	10,485	(181)	(2)%
Mark to Market gain (loss) on financial assets	(6,302)	(456)	(5,846)	(1282)%
Foreign exchange gain (loss)	(1,292)	202	(1,494)	(740)%
Government levies	—	—	—	—%
Finance income (loss) and other	$2,709	$10,209	$(7,500)	(73)%
Employee future benefit plan expense for the three months ended March 31, 2024 and 2023 were nominal and consist primarily of interest cost on plan obligations over the expected return on plan assets on a curtailed defined benefit pension plan for certain former United States employees.
Investment and other income for the three months ended March 31, 2024 were $10.3 million, compared to $10.5 million for the corresponding period of 2023. Amounts were earned on our cash, cash equivalents and short-term investments and have changed proportionately with the overall increase in market interest rates during 2024 and 2023 and the relative change in our overall average monthly cash balances.
Mark to market gain (loss) on financial assets for the three months ended March 31, 2024 was ($6.3) million, compared to ($0.5) million for the corresponding period of 2023. Mark to market gain (loss) consist primarily of changes in the fair value of our long-term financial investments including Forsee Power, Wisdom, Quantron, Templewater, HyCap and Clean H2. Mark to market gains and losses are also impacted by the conversion of these long-term financial assets from their respective European Euro or Great British pound denominated investment to the U.S. dollar.
Foreign exchange gains (losses) for the three months ended March 31, 2024 were ($1.3) million, compared to $0.2 million for the corresponding period of 2023. Foreign exchange gains and losses are attributable primarily to the effect of changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary position. Foreign exchange gains and losses are also impacted by the conversion of Ballard Power Systems Europe A/S’ assets and liabilities from the Danish Kroner to the U.S. dollar at exchange rates in effect at each reporting date which are recorded in other comprehensive income (loss).
Finance expense for the three months ended March 31, 2024 was ($0.4) million, compared to ($0.3) million for the corresponding period of 2023. Finance expense represents the interest expense incurred on our right-of-use assets with a lease term of greater than 12-months, including our head office building, manufacturing facility, and related storage facilities in Burnaby, British Columbia, as well as similar right-of-use assets in all of our subsidiaries.
Equity in income (loss) of investment in joint venture and associates for the three months ended March 31, 2024 was ($0.8) million, compared to ($0.9) million for the corresponding period of 2023. Equity in loss of investment in joint venture and associates relates to the pickup of 49% of the net income (loss) of Weichai Ballard JV in China due to our 49% ownership position which is accounted for using the equity method of accounting.
The loss of investment in joint venture and associates in the operations of Weichai Ballard JV includes research and product development expenses in the periods consisting primarily of amounts expended on the ongoing $90 million technology transfer agreement with Ballard as Weichai Ballard JV continues to establish operations. Weichai Ballard JV manufactures Ballard’s next-generation LCS bi-polar plates, fuel cell stacks and LCS-based power modules for bus, commercial truck, and forklift applications with certain exclusive rights in China.

5.5     Summary of Quarterly Results
The following table provides summary financial data for our last eight quarters:

(Expressed in thousands of U.S. dollars, except per share amounts and weighted average shares outstanding which are expressed in thousands)	Quarter ended,
	Mar 31, 2024	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023
Revenues	$14,452	$46,751	$27,060	$15,314
Net loss from continuing operations	$(41,066)	$(48,889)	$(34,720)	$(28,213)
Net loss from continuing operations per share, basic and diluted	$(0.14)	$(0.16)	$(0.12)	$(0.09)
Weighted average common shares outstanding	299,011	298,826	298,705	298,679

	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022
Revenues	$13,243	$20,183	$21,155	$20,666
Net loss from continuing operations	$(32,388)	$(27,572)	$(41,295)	$(51,795)
Net loss from continuing operations per share, basic and diluted	$(0.11)	$(0.09)	$(0.14)	$(0.17)
Weighted average common shares outstanding	298,429	298,324	298,181	298,155

Summary of Quarterly Results: There were no significant seasonal variations in our quarterly results. Variations in our net loss for the above periods were affected primarily by the following factors:
•Revenues: Variations in fuel cell product and service revenues reflect the demand and timing of our customers’ fuel cell vehicle, bus, and fuel cell product deployments as well as the demand and timing of their engineering services projects. Variations in fuel cell product and service revenues also reflect the timing of work performed and the achievements of milestones under long-term fixed price contracts.
•Operating expenses: Operating expenses include the impact of changes in the value of the Canadian dollar, versus the U.S. dollar, on our Canadian dollar denominated operating expenses.
•Net loss from continuing operations: Net loss from continuing operations is impacted by the above noted impacts on Revenues and Operating expenses. Net loss in the first quarter of 2024, fourth quarter of 2023, third quarter of 2023, second quarter of 2023, first quarter of 2023, the fourth quarter of 2022, the third quarter of 2022, and the second quarter of 2022 was also impacted by mark to market gains (losses) on financial assets of ($6.3) million, ($10.3) million, ($2.5) million, $0.3 million, ($0.5) million, $2.9 million, $1.7 million, and ($12.9) million, respectively, related primarily to our investments in Forsee Power, Wisdom, Quantron, and hydrogen infrastructure and growth equity funds.
6.CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES
6.1     Summary of Cash Flows
Cash and cash equivalents were $720.7 million as of March 31, 2024, compared to $751.1 million as of December 31, 2023. The ($30.5) million decrease in cash and cash equivalents in the first quarter of 2024 was driven primarily by net cash operating losses (excluding non-cash items) of ($24.4) million, net working capital inflows of $4.4 million, purchases of property, plant and equipment and intangible assets of ($7.5) million, long-term financial investments of ($2.1) million consisting of new investments in Templewater, HyCap and Clean H2, and by finance lease repayments of ($1.0) million.
6.2     Cash Provided by (Used by) Operating Activities

(Expressed in thousands of U.S. dollars)	Three months ended March 31,
	2024	2023	$ Change
Cash Operating Loss	$(24,387)	$(26,946)	$2,559
Change in Working Capital:
Trade and other receivables	15,465	5,218	10,247
Inventory	(10,407)	(7,204)	(3,203)
Prepaid expenses and other current assets	373	(3,219)	3,592
Trade and other payables	(3,069)	(4,515)	1,446
Deferred revenue	3,614	(840)	4,454
Warranty provision	(1,581)	951	(2,532)
	4,395	(9,609)	14,004
Cash Used by Operating Activities	$(19,992)	$(36,555)	$16,563
For the three months ended March 31, 2024, cash used by operating activities was ($20.0) million, compared to ($36.6) million for the three months ended March 31, 2023. The $16.6 million decrease in cash used by operating activities in the first quarter of 2024, as compared to the first quarter of 2023, was driven by the relative decrease in cash operating losses of $2.6 million and by the relative decrease in working capital requirements of $14.0 million.
The relative $2.6 million decrease in cash operating losses in the first quarter of 2024 was driven primarily by the decrease in Adjusted EBITDA loss of $0.2 million and by several items included in cash operating losses but excluded from Adjusted EBITDA loss or vice-versa including: lower loss from discontinued operations (excluding the impact of impairment related charges) of $1.3 million, higher impairment loss on trade receivables of $1.7 million, higher inventory impairment and onerous contracts provisions adjustment of $0.8 million, lower restructuring expenses of ($0.8) million, lower acquisition related costs of $0.6 million, and lower finance and other income (excluding mark to market fair value changes on investments) of ($1.7) million.
The total change in working capital of $4.4 million in the first quarter of 2024 was driven by lower accounts and contract receivables of $15.5 million primarily due to the timing of revenues and the related customer collections and higher deferred revenue of $3.6 million as we collected pre-payments on certain product and service contracts in advance of work performed. These first quarter of 2024 inflows were partially offset by higher inventory of ($10.4) million primarily to support expected product shipments in 2024, lower accounts payable and accrued liabilities of ($3.1) million primarily as a result of the timing of supplier payments and annual compensation awards, and by lower warranty provisions of ($1.6) million.
The total change in working capital of ($9.6) million in the first quarter of 2023 was driven by higher inventory of ($7.2) million primarily to support expected product shipments in 2023 and to help mitigate ongoing supply chain disruptions, lower accounts payable and accrued liabilities of ($4.5) million primarily as a result of the timing of supplier payments and annual compensation awards, and by higher prepaid expenses of ($3.2) million primarily due to the timing of certain program requirements. These first quarter of 2023 outflows were partially offset by lower accounts and contract receivables of $5.2 million primarily due to the timing of revenues and the related customer collections.

6.3     Cash Provided by (Used by) Investing Activities
Investing activities resulted in net cash outflows of ($9.5) million for the three months ended March 31, 2024, compared to net cash outflows of ($12.5) million for the corresponding period of 2023.
Investing activities in the first quarter of 2024 of ($9.5) million consist of capital expenditures of ($7.5) million incurred primarily for production and test equipment and certain intangible assets, and long-term investments in Templewater, HyCap and Clean H2 of ($2.1) million.
Investing activities in the first quarter of 2023 of ($12.5) million consist of additional long-term investments in HyCap and Clean H2 of ($0.9) million, and by capital expenditures of ($11.6) million incurred primarily for production and test equipment and certain intangible assets.
6.4     Cash Provided by (Used by) Financing Activities
Financing activities resulted in net cash outflows of ($0.7) million for the three months ended March 31, 2024, compared to net cash outflows of ($0.8) million for the corresponding period of 2023.
Financing activities in the first quarter of 2024 of ($0.7) million consist of finance lease payments of ($1.0) million, partially offset by proceeds from the exercise of share purchase options of $0.3 million.
Financing activities in the first quarter of 2023 of ($0.8) million consist of finance lease payments of ($0.9) million, partially offset by proceeds from the exercise of share purchase options of $0.2 million.
6.5     Liquidity and Capital Resources
As of March 31, 2024, we had total liquidity of $722.8 million. We measure liquidity as our net cash and short-term investment position, consisting of the sum of our cash, cash equivalents and short-term investments of $722.8 million, as we have no bank debt.
We have a Letter of Guarantee Facility (the “LG Facility”) enabling our bank to issue letters of guarantees, standby letters of credit, performance bonds, counter guarantees, counter standby letter of credit or similar credits on our behalf to from time to time up to a maximum of $2.0 million. As of March 31, 2024, issued letters of credit of euro 1.0 million were outstanding under the LG Facility. We also have a $25 million Foreign Exchange Facility (the “FX Facility”) enabling us to enter into foreign exchange currency contracts (at face value amounts in excess of the FX Facility) secured by a guarantee from Export Development Canada. As of March 31, 2024, we had outstanding foreign exchange currency contracts to purchase a total of Canadian $36.5 million under the FX Facility.
Our liquidity objective is to maintain cash balances sufficient to fund at least six quarters of forecasted cash used by operating activities and contractual commitments. Our strategy to attain this objective is to continue our drive to attain profitable operations that are sustainable by executing a business plan that continues to focus on Fuel Cell Products and Services revenue growth, improving overall gross margins, maintaining discipline over Cash Operating Costs, managing working capital and capital expenditure requirements, and securing additional financing to fund our operations as needed until we do achieve profitable operations that are sustainable. We believe that we have adequate liquidity in cash and working capital to achieve our liquidity objective.

Failure to achieve or maintain this liquidity objective could have a material adverse effect on our financial condition and results of operations including our ability to continue as a going concern. There are also various risks and uncertainties affecting our ability to achieve this liquidity objective including, but not limited to, the market acceptance and rate of commercialization of our products, the ability to successfully execute our business plan, and general global economic conditions, certain of which are beyond our control. While we continue to make significant investments in product development and market development activities necessary to commercialize our products, make increased investments in working capital and capital expenditures as we grow our business, and make ongoing capital contributions in support of our investment in certain hydrogen infrastructure and growth equity funds, our actual liquidity requirements will also vary and will be impacted by future acquisitions and strategic partnerships and investments, our relationships with our lead customers and strategic partners including their ability to successfully finance and fund their operations and programs and agreements with us, our success in developing new channels to market and relationships with customers, our success in generating revenue growth from near-term product, service and licensing opportunities, our success in managing our operating expense and working capital requirements, foreign exchange fluctuations, and the progress and results of our research, development and demonstration programs.
We may also choose to pursue additional liquidity through the issuance of debt or equity in private or public market financings. To enable the timely issuance of equity securities in the public market, we renewed our Base Shelf Prospectus on file with the securities regulators in Canada on May 9, 2023. The Base Shelf Prospectus, which is effective for 25-months ending in June 2025, was filed in each of the provinces and territories of Canada, and a corresponding shelf registration statement on Form F-10 was also filed with the United States Securities and Exchange Commission. These filings will enable offerings of securities at any time during the 25-month period that the Base Shelf Prospectus remains effective. No offerings of securities under this Base Shelf Prospectus have been issued to date.
No assurance can be given that any such additional liquidity will be available or that, if available, it can be obtained on terms favorable to the Company. If any securities are offered under the Base Shelf Prospectus, the terms of any such securities and the intended use of the net proceeds resulting from such offering would be established at the time of any offering and would be described in a supplement to the Base Shelf Prospectus filed with applicable Canadian securities regulators and/or the SEC, respectively, at the time of such an offering.
7.OTHER FINANCIAL MATTERS
7.1     Off-Balance Sheet Arrangements and Contractual Obligations
Periodically, we use forward foreign exchange contracts to manage our exposure to currency rate fluctuations. We record these contracts at their fair value as either assets or liabilities on our statement of financial position. Any changes in fair value are either (i) recorded in other comprehensive income if formally designated and qualified under hedge accounting criteria; or (ii) recorded in profit or loss (general and administrative expense) if either not designated, or not qualified, under hedge accounting criteria. As of March 31, 2024, we had outstanding foreign exchange currency contracts to purchase a total of

Canadian $36.5 million at an average rate of 1.3480 Canadian per U.S. dollar, resulting in an unrealized loss of Canadian ($0.1) million as of March 31, 2024. The outstanding foreign exchange currency contracts have not been designated under hedge accounting.
As of March 31, 2024, we did not have any other material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments, or non-consolidated variable interests.
As of March 31, 2024, we had the following contractual obligations and commercial commitments calculated on a non-discounted basis (with the exception of Finance leases):

(Expressed in thousands of U.S. dollars)	Payments due by period,
Contractual Obligations	Total	Less than one year	1-3 years	4-5 years	After 5 years
Finance leases	$ 40,847	$ 5,591	$ 10,782	$ 7,394	$ 17,080
Asset retirement obligations	2,350	-	-	-	2,350
Long-term investment (HyCap)	17,356	17,356	-	-	-
Long-term investment (Clean H2)	26,164	6,487	19,677	-	-
Long-term investment (Templewater)	504	504	-	-	-
Total contractual obligations	$ 87,221	$ 29,938	$ 30,459	$ 7,394	$ 19,430
Long-term investments include an investment committing us to be a limited partner in HyCap, a hydrogen infrastructure and growth equity fund. HyCap is to invest in a combination of hydrogen infrastructure projects and investments in companies along the hydrogen value chain. We have committed to invest £25.0 million (including £11.3 million invested as of March 31, 2024) into HyCap.
Long-term investments also include an investment committing us to be a limited partner in Clean H2, another hydrogen infrastructure and growth equity fund. Clean H2 is to invest in a combination of hydrogen infrastructure projects and investments in companies along the hydrogen value chain. We have committed to invest €30.0 million (including €5.8 million invested as of March 31, 2024) into Clean H2.
Long-term investments also include an investment committing us to be a limited partner in Templewater, a decarbonization climate technology and growth equity fund. We have committed to invest $1.0 million (including $0.5 million invested as of March 31, 2024) in Templewater.
In addition, we have outstanding commitments of $25.5 million as of March 31, 2024, related primarily to purchases of property, plant, and equipment. Capital expenditures and expenditures on other intangible assets pertain to our regular operations and are expected to be funded through cash on hand.
In connection with the acquisition of intellectual property from UTC in 2014, we have a royalty obligation in certain circumstances to pay UTC a portion of any future intellectual property sale and licensing income generated from certain of our intellectual property portfolio for a period of 15-years expiring in April 2029. No royalties were paid to UTC for the three months ended March 31, 2024 and the year ended December 31, 2023.
As of March 31, 2024, we retain a previous funding obligation to pay royalties of 2% of revenues (to a maximum of Canadian $5.4 million) on sales of certain fuel cell products for commercial distributed utility applications. No royalties have been incurred to date due to this agreement.

We also retain a previous funding obligation to pay royalties of 2% of revenues (to a maximum of Canadian $2.2 million) on sales of certain fuel cell products for commercial transit applications. No royalties have been incurred to date due to this agreement.
In the ordinary course of business or as required by certain acquisition or disposition agreements, we are periodically required to provide certain indemnities to other parties. As of March 31, 2024, we have not accrued any significant amount owing, or receivable, due to any indemnity agreements undertaken in the ordinary course of business.
7.2     Related Party Transactions
Related parties include our 49% owned equity accounted investee, Weichai Ballard JV. Transactions between us and our subsidiaries are eliminated on consolidation. For the three months ended March 31, 2024 and 2023, related party transactions and balances with Weichai Ballard JV are as follows:

(Expressed in thousands of U.S. dollars)	Three Months Ended March 31,
Transactions with related parties	2024	2023
Revenues	$1,007	$1,011
Cost of goods sold and operating expense	$939	$608

(Expressed in thousands of U.S. dollars)	As at Mar 31, As at Dec 31,
Balances with related parties	2024	2023
Accounts receivable	$14,495	$13,697
Investments	$12,525	$13,901
Deferred revenue	$(2,003)	$(1,904)
We also provide key management personnel, being board directors and executive officers, certain benefits, in addition to their salaries. Key management personnel also participate in the Company’s share-based compensation plans. Key management personnel compensation is summarized in note 29 to our annual consolidated financial statements for the year ended December 31, 2023.
7.3     Outstanding Share and Equity Information

As of May 6, 2024
Common share outstanding	299,387,469
Options outstanding	4,156,735
DSUs outstanding	779,144
RSUs / PSUs outstanding (subject to vesting and performance criteria)	5,528,688
8.USE OF PROCEEDS
8.1     Reconciliation of Use of Proceeds from Previous Financings
During 2021 and 2020, we completed the following offerings of our common shares (“Common Shares”):
•On February 23, 2021, we closed a bought deal offering of 14.87 million Common Shares at a price of $37.00 per Common Share for gross proceeds of $550.2 million and net proceeds of $527.3 million (the “2021 Offering”).

•On September 1, 2020, we announced an at-the-market equity program to issue a total of 16.45 million Common Shares from treasury (the “$250 million ATM Program”). The 16.45 million Common Shares issued under the $250 million ATM Program were sold in the third and fourth quarters of 2020 at prevailing market prices at the time of sale for total gross proceeds of $250 million and total net proceeds of $244.1 million.
•On March 10, 2020, we announced an at-the-market equity program to allow the issuance of up to $75 million of Common Shares from treasury (the “$75 million ATM Program” and together with the $250 million ATM Program, the “2020 ATM Programs”). The 8.2 million Common Shares issued under the $75 million ATM Program were sold in the first half of 2020 at prevailing market prices at the time of sale for total gross proceeds of $66.7 million and total net proceeds of $64.7 million.
The net proceeds from the 2021 Offering of $527.3 million were intended to be used to further strengthen the Company’s financial position, thereby providing additional flexibility to fund growth strategies, including through activities such as product innovation, investments in production capacity expansion and localization, future acquisitions and strategic partnerships and investments. The net proceeds from the 2020 ATM Programs of $308.8 million were intended to be used for general corporate purposes. Pending their use, we disclosed our intention to invest the net proceeds from the 2021 Offering in short-term, investment grade, interest bearing instruments or to hold them as cash and cash equivalents.
The following tables sets out a comparison of the Company’s disclosed expected use of net proceeds from the 2021 Offering and the 2020 ATM Programs to the actual use of such net proceeds to March 31, 2024. As of March 31, 2024, the residual net proceeds from the 2021 Offering and the 2020 ATM Programs were held in interest bearing cash accounts.

2021 Offering Net Proceeds $527.3M
Intended Use of Net Proceeds: Further strengthen the Company’s balance sheet, thereby providing additional flexibility to fund growth strategies, including through activities such as product innovation, investments in production capacity expansion and localization, future acquisitions and strategic partnerships and investments.

Actual Use of Net Proceeds (expressed in thousands of U.S. dollars)		Variance – (Over)/Under Expenditures	Explanation of Variance
Research and Product Development (cash Operating cost) expenditures including product development of next generation fuel cell stacks and modules	$31,611	N/A	N/A
Investments in property, plant and equipment and other intangible assets including production capacity expansion and localization	$14,850	N/A	N/A
Strategic partnerships and investments including Quantron, Wisdom, Forsee Power, HyCap, Clean H2, Templewater, Weichai Ballard JVCo, and acquisition related expenses	$5,524	N/A	N/A
Total expended to March 31, 2024	$51,985
2020 ATM Programs Net Proceeds $308.8M
Intended Use of Net Proceeds: General Corporate Purposes
Actual Use of Net Proceeds (expressed in thousands of U.S. dollars)		Variance – (Over)/Under Expenditures	Explanation of Variance
Gross Margin loss expenditures (net of inventory impairment charges)	$24,136	N/A	N/A
General and Administration (cash Operating cost) expenditures	$55,797	N/A	N/A
Sales and Marketing (cash Operating cost) expenditures	$31,179	N/A	N/A

Restructuring related expenditures	$8,429	N/A	N/A
Working capital requirements	$25,555	N/A	N/A
Lease liability principal repayments	$9,055	N/A	N/A
Total expended to March 31, 2024	$154,151
9.ACCOUNTING MATTERS
9.1     Overview
Our consolidated financial statements are prepared in accordance with IFRS, which require us to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
9.2     Critical Judgments in Applying Accounting Policies
Critical judgments that we have made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements is limited to our assessment of our ability to continue as a going concern (See Note 2 (e) to our annual consolidated financial statements).
Our material accounting policies are detailed in note 4 to our annual consolidated financial statements for the year ended December 31, 2023. Effective January 1, 2024, we adopted a number of new standards and interpretations, but they did not have a material impact on our financial statements.
9.3     Key Sources of Estimation Uncertainty
Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income, and expenses within the next fiscal year are detailed in note 5 to our annual consolidated financial statements for the year ended December 31, 2023 and also discussed in section 9.3 of our annual MD&A for the year ended December 31, 2023. There have been no changes to the nature of these sources of estimation uncertainty in the three months ended March 31, 2024. The following updates relating to estimation uncertainty covering the three-month period ended March 31, 2024 are as follows:
REVENUE RECOGNITION
During the three months ended March 31, 2024, and 2023, there were no significant adjustments to revenues relating to revenue recognized in a prior period.
ASSET IMPAIRMENT
We perform the annual review of goodwill as at December 31 of each year, more often if events or changes in circumstances indicate that it might be impaired. Based on the impairment test performed as at December 31, 2023 and our assessment of current events and circumstances, we have concluded that no goodwill impairment test was required for the three months ending March 31, 2024.
In addition to the above goodwill impairment test, we perform a quarterly assessment of the carrying amounts of our non-financial assets (other than inventories) to determine whether there is any indication of impairment. During the three months ended March 31, 2024 and 2023, there were no significant impairment charges of our non-financial assets (other than inventories).
WARRANTY PROVISION
During the three months ended March 31, 2024, we recorded provisions to accrued warranty liabilities of $1.3 million for new product sales, compared to $1.2 million for the three months and year ended March 31, 2023.
We review our warranty assumptions and make adjustments to accrued warranty liabilities quarterly based on the latest information available and to reflect the expiry of contractual obligations. Adjustments to accrued warranty liabilities are recorded in cost of product and service revenues. As a result of these reviews and the resulting adjustments, our warranty provision and cost of revenues for the three months ended March 31, 2024, were adjusted downwards (upwards) by $1.8 million, compared to adjustments of ($0.3) million for the three months ended March 31, 2023.
INVENTORY AND ONEROUS CONTRACT PROVISIONS
During the three months ended March 31, 2024, negative inventory impairment and onerous contract provision adjustments of ($1.5) million were recorded as a charge to cost of product and service revenues, compared to negative inventory impairment and onerous contract provision adjustments of ($0.6) million in the three months ended March 31, 2023.
FAIR VALUE MEASUREMENT (INCLUDING INVESTMENTS)
During the three months ended March 31, 2024, we recognized mark to market gain (loss) on financial assets of ($6.3) million, compared to ($0.5) million for the three months ended March 31, 2023. Mark to market gain (loss) in 2024 and 2023 consist primarily of changes in the fair value of our long-term financial investments including Forsee Power, Wisdom, Quantron, and in our HyCap and Clean H2 hydrogen infrastructure and growth equity funds.
9.4     Recently Adopted Accounting Policy Changes
Effective January 1, 2024, we adopted a number of new standards and interpretations, but they did not have a material impact on our financial statements.
9.5 Future Accounting Policy Changes
The following is an overview of accounting standard changes that we will be required to adopt in future years. We do not expect to adopt any of these standards before their effective dates and we continue to evaluate the impact of these standards on our consolidated financial statements.
Presentation and Disclosure in Financial Statements (IFRS 18)
On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1 unchanged.
The new Accounting Standard introduces significant changes to the structure of a company’s income statement, more discipline and transparency in presentation of management's own performance measures (commonly referred to as 'non-GAAP measures,') and less aggregation of items into large, single numbers. The main impacts of the new Accounting Standard include:
•introducing a newly defined ‘operating profit’ subtotal and a requirement for all income and expenses to be allocated between three new distinct categories based on a company’s main business activities (i.e. operating, investing and financing);
•requiring disclosure about management performance measures (MPMs); and
•adding new principles for aggregation and disaggregation of information.
IFRS 18 applies for annual periods beginning on or after January 1, 2027. Early application is permitted. The extent of the impact of adoption of IFRS 18 has not yet been determined.
10.SUPPLEMENTAL NON-GAAP MEASURES AND RECONCILIATIONS
10.1 Overview
In addition to providing measures prepared in accordance with GAAP, we present certain supplemental non-GAAP measures. These measures are Cash Operating Costs (including its components of research and product development (operating cost), general and administrative (operating cost) and sales and marketing (operating cost)), EBITDA and Adjusted EBITDA. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, operating expenses, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. The calculation of these non-GAAP measures has been made on a consistent basis for all periods presented.
10.2 Cash Operating Costs
This supplemental non-GAAP measure is provided to assist readers in determining our operating costs on an ongoing cash basis. We believe this measure is useful in assessing performance and highlighting trends on an overall basis.
We also believe Cash Operating Costs is frequently used by securities analysts and investors when comparing our results with those of other companies. Cash Operating Costs differs from the most comparable GAAP measure, total operating expenses, primarily because it does not include stock-based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring and related costs, acquisition related costs, the impact of unrealized gains and losses on foreign exchange contracts, and financing charges. The following tables show a reconciliation of total operating expenses to Cash Operating Costs for the three months ended March 31, 2024 and 2023:

(Expressed in thousands of U.S. dollars)	Three months ended March 31,
Cash Operating Costs	2024	2023	$ Change
Total Operating Expenses	$37,060	$35,832	$1,228
Stock-based compensation expense	(2,800)	(2,243)	(557)
Impairment recovery (losses) on trade receivables	(1,670)	—	(1,670)
Acquisition related costs	—	(658)	658
Restructuring and related (costs) recovery	(30)	(822)	792
Impact of unrealized gains (losses) on foreign exchange contracts	(485)	490	(975)
Depreciation and amortization	(2,236)	(2,062)	(174)
Cash Operating Costs	$29,839	$30,537	$(698)
The components of Cash Operating Costs of research and product development (cash operating cost), general and administrative (cash operating cost), and sales and marketing (cash operating cost) differ from their respective most comparable GAAP measure of research and product development expense, general and administrative expense, and sales and marketing expense, primarily because they do not include stock-based compensation expense, depreciation and amortization expense, and acquisition related costs. A reconciliation of these respective operating expenses to the respective components of Cash Operating Costs for the three months ended March 31, 2024 and 2023 is included in Section 5.4 Operating Expenses and Other Items.
A breakdown of total stock-based compensation expense for the three months ended March 31, 2024 and 2023 are as follows:

(Expressed in thousands of U.S. dollars)	Three months ended March 31,
Stock-based compensation expense	2024	2023	$ Change
Total stock-based compensation expense recorded as follows:
Cost of goods sold	$—	$—	$—
Research and product development expense	1,395	1,205	190
General and administrative expense	1,032	741	291
Sales and marketing expense (recovery)	373	297	76
Stock-based compensation expense	$2,800	$2,243	$557

A breakdown of total depreciation and amortization expense for the three months ended March 31, 2024 and 2023 are as follows:

(Expressed in thousands of U.S. dollars)	Three months ended March 31,
Depreciation and amortization expense	2024	2023	$ Change
Total depreciation and amortization expense recorded as follows:
Cost of goods sold	$1,146	$989	$157
Research and product development expense	1,805	1,611	194
General and administrative expense	430	449	(19)
Sales and marketing expense	1	2	(1)
Depreciation and amortization expense	$3,382	$3,051	$331

10.3 EBITDA and Adjusted EBITDA
These supplemental non-GAAP measures are provided to assist readers in determining our operating performance. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe EBITDA and Adjusted EBITDA are frequently used by securities analysts and investors when comparing our results with those of other companies. EBITDA differs from the most comparable GAAP measure, net loss from continuing operations, primarily because it does not include finance expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, acquisition related costs, finance and other income, recovery on settlement of contingent consideration, asset impairment charges, and the impact of unrealized gains and losses on foreign exchange contracts. The following tables show a reconciliation of net loss to EBITDA and Adjusted EBITDA for the three months ended March 31, 2024 and 2023:

(Expressed in thousands of U.S. dollars)	Three months ended March 31,
EBITDA and Adjusted EBITDA	2024	2023	$ Change
Net loss from continuing operations	$(41,066)	$(32,388)	$(8,678)
Depreciation and amortization	3,382	3,051	331
Finance expense	431	283	148
Income taxes (recovery)	35	—	35
EBITDA	$(37,218)	$(29,054)	$(8,164)
Stock-based compensation expense	2,800	2,243	557
Acquisition related costs	—	658	(658)
Finance and other (income) loss	(2,709)	(10,209)	7,500
Impairment charge on property, plant and equipment	—	—	—
Impact of unrealized (gains) losses on foreign exchange contracts	485	(490)	975
Adjusted EBITDA	$(36,642)	$(36,852)	$(210)